UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
						INITIAL FILING

LOWE'S COMPANIES, INC.
(NAME OF ISSUER)
COMMON
(TITLE CLASS OF SECURITIES)
548661107
(CUSIP NUMBER)
03/31/00
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)